(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BlackRock, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

40 East 52nd Street

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 29, 2006, pursuant to the terms and subject to the conditions set forth in the Transaction Agreement and Plan of Merger (the “Transaction Agreement”), dated as of February 15, 2006, by and among the Company (formerly known as New BlackRock, Inc. and New Boise, Inc.), BlackRock Merger Sub., Inc. (formerly known as Boise Merger Sub, Inc. “Merger Sub”), BlackRock Holdco 2, Inc. (formerly known as BlackRock, Inc., “Old BlackRock”) and Merrill Lynch & Co., Inc. (“Merrill Lynch”), Merger Sub merged with and into Old BlackRock, with Old BlackRock surviving as a wholly-owned subsidiary of the Company (the “Merger”), and Merrill Lynch contributed the entities and assets that constitute its investment management business to the Company via a capital contribution (the “Merrill Contribution”). Subsequent to the Merger, the Company changed its name to BlackRock, Inc. Due to the timing of the Merger and the Merrill Contribution and the related impact on the Company’s accounting and financial resources, the Company’s quarterly report on Form 10-Q for the period ended September 30, 2006 cannot be filed on or prior to the prescribed November 9, 2006 due date without unreasonable effort and expense. The Company will file the Form 10-Q within five days of November 9, 2006, which will result in the report being deemed filed on the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven E. Buller (Name)	212 (Area Code)	810-5300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s changes in results of operations from the corresponding period for the last fiscal year are reflected in its Current Report on Form 8-K, filed on October 30, 2006 (the “8-K”). The section of Exhibit 99.1 of the 8-K entitled “BlackRock, Inc. Condensed Consolidated Statements of Income and Supplemental Information” is hereby incorporated by reference. The Company does not expect to disclose any material changes from these results in its Form 10-Q.

BlackRock, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2006	By:	/s/ Steven E. Buller
	Name:	Steven E. Buller
	Title:	Managing Director and Chief Financial Officer